Exhibit 99.1

Avianca Holdings S.A.

Summons

The undersigned Secretary of Avianca Holdings S.A., following instructions from the Chief Executive Officer - CEO of the Company, hereby summons the Shareholders of Common Shares to the ordinary session of the General Shareholders meeting to be held on March 31st , 2016, at 9:00 a.m., in the city of Bogotá, Republic of Colombia, at the Company´s offices located at Avenida Calle 26 No. 59 -15 10th Floor.

In accordance with the Social Pact, the shareholders of Preferred Shares shall not be summoned to take part in this meeting, as no matters will be discussed on which they have any voting rights.

The agenda for the session to be carried out will be as follows:

1.	Verification of Quorum.

2.	Reading and approval of the Day’s Agenda

3.	Information about the summons to the Meeting

4.	Reading, consideration and approval of the Management Report presented by the Board of Directors, the President and other Managers

5.	Reading of the External Auditor’s Report

6.	Reading, consideration and approval of the Financial Statements

7.	Reading of the annual Corporate Governance Report

8.	Amendment of clause (A)(vii) of article 11 of the Social Pact

9.	Election of the Board of Directors and establishment of their remuneration

10.	Earnings Distribution Proposal

11.	Approval of Minutes

For purposes of the inspection rights, the Company’s ledgers and other documents will be available to the Shareholders at the offices located at Avenida Calle 26 No. 59 -15 10th Floor company’s Registered Agent’s offices in Bogotá City.

To the shareholders who are unable to attend in person, it is requested that you confirm your representation in a timely manner, through a written power of attorney addressed to the company.

In accordance with the Social Pact, this summons shall be published in a broadly circulating newspaper in the Republic of Colombia, and will be sent to each Shareholder of Common Shares by written communication sent through mail to the address registered with the Company.

March 4, 2016,

(Signed)

Elisa Murgas de Moreno

Secretary